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                                                                  EXHIBIT 99.01

                          DESCRIPTION OF CAPITAL STOCK

    Immediately following the closing of this offering, the authorized capital stock of the Company will consist of 100,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of Preferred Stock, $0.001 par value per share. As of September 30, 1997, and assuming the conversion of all outstanding Preferred Stock into Common Stock immediately prior to the closing of this offering, there were outstanding 7,273,311 shares of Common Stock held of record by 161 stockholders, warrants to purchase 1,160,558 shares of Common Stock, options to purchase 1,974,242 shares of Common Stock and a $5.5 Million Debenture convertible into 513,423 shares of Common Stock.

COMMON STOCK

    Subject to preferences that may apply to shares of Preferred Stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Each stockholder is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in the Company's Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon a liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock and any participating Preferred Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding Preferred Stock and payment of other claims of creditors. Each outstanding share of Common Stock is, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

    Upon the closing of this offering, all outstanding shares of Preferred Stock (the "Convertible Preferred") will be converted into shares of Common Stock. See
Note 9 of Notes to Financial Statements for a description of the Convertible Preferred. The Board of Directors is authorized, subject to limitations prescribed by Delaware law, to provide for the issuance of additional shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designations, preferences and rights of the shares of each wholly unissued series and designate any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The issuance of Preferred Stock with voting or conversion rights could adversely affect the voting power or other rights of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plan to issue any shares of Preferred Stock.

WARRANTS

    As of September 30, 1997, the Company had outstanding exercisable warrants to purchase 844,353 shares of Common Stock at $4.73 per share. Warrants to purchase 835,887 and 8,466 of such shares expire in June 2001 and August 2005, respectively. The Company also had outstanding warrants to purchase 63,824 shares at $10.34 per share. Warrants to purchase 58,022 and 5,802 of such shares expire in July 2001 and August 2006, respectively. In addition, warrants to purchase 252,381 shares of Common Stock (assuming that the Subordinated Notes and all accrued interest thereon are repayed in full with the proceeds of this offering) at $10.91 per share expire in September 2002 and a warrant to purchase 2,659 shares of Common Stock at $10.91 per share expires in October 2002.


CONVERTIBLE $5.5 MILLION DEBENTURE

    The Company has outstanding a senior secured convertible debenture due 2002 in the principal amount of $5.5 million to London Pacific. The loan accrues interest at a rate of 12% per annum, payable quarterly

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and its term ends in April 2002, at which time the full principal amount is due.
In August 1997, the $5.5 Million Debenture was transferred to BG Services Limited. The $5.5 Million Debenture is convertible into 513,423 shares of Common Stock, assuming a conversion price of approximately $10.71 per share, at the option of the holder at any time and will automatically convert into that number of shares if (i) the gross proceeds to the Company from this offering are at least $15.0 million, (ii) the public offering price per share is at least equal to the Minimum Price and (iii) the closing price of the Common Stock after this offering is equal to or greater than the Minimum Price for any 90 consecutive calendar day period after this offering or, alternatively, upon the acquisition of the Company for at least $166.5 million in cash or fair market value of freely tradeable securities from the acquiring company. The $5.5 Million Debenture is collateralized by substantially all of the Company's assets, and as long as the $5.5 Million Debenture is outstanding the Company is subject to certain restrictive covenants, including limitations on the amount of capital expenditures it may incur in any 12 month period, and may not declare dividends, retire any subordinated debt other than in accordance with its terms, or distribute its assets to any stockholder. See Note 6 to Notes to Financial Statements.


SUBORDINATED NOTES

    In September 1997, the Company entered into an agreement to issue subordinated notes in the principal amount of approximately $6.9 million. The Subordinated Notes bear interest which must be paid quarterly at the rate of 10% per annum until the earlier of March 30, 1998 or the date on which the principal amount is paid in full, and if such principal amount is not repaid as of March 30, 1998, the Subordinated Notes will bear interest at the rate of 18% per annum beginning after such date. The Subordinated Notes shall become due and payable upon the closing of this offering. The Subordinated Notes contain certain restrictive covenants that limit the amount of capital expenditures the Company may incur in any 12 month period and the borrowing of additional funds and prohibit the Company from, among other things, declaring dividends and distributing assets so long as the Subordinated Notes are oustanding. See Note 5 to Notes to Financial Statements.


ANTI-TAKEOVER PROVISIONS

    DELAWARE LAW

    Section 203 ("Section 203") of the Delaware General Corporation Law ("DGCL") is applicable to corporate takeovers of Delaware corporations. Subject to certain exceptions set forth therein, Section 203 provides that a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless (a) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (c) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and by the affirmative votes of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. Except as specified in
Section 203, an interested stockholder is generally defined to include any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation any time within three years immediately prior to the relevant date, and the affiliates and associates of such person. Under certain circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption. The Company's certificate of incorporation and the bylaws do not exclude the Company from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors of the Company since the stockholder

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approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of the Company, which could depress the market price of the Common Stock and which could deprive the stockholders of opportunities to realize a premium on shares of the Common Stock held by them.

    CHARTER AND BYLAW PROVISIONS

    The Company's certificate of incorporation and bylaws contain certain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management. The certificate of incorporation and the bylaws provide for a classified Board of Directors and permit the Board to create new directorships and to elect new directors to serve for the full term of the class of director in which the new directorship was created. The terms of the directors are staggered to provide for the election of approximately one-third of the Board members each year, with each director serving a three-year term. The Board (or its remaining members, even though less than a quorum) is also empowered to fill vacancies on the Board occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Stockholders may remove a director or the entire Board, and such removal requires the affirmative vote of a majority of the outstanding voting stock. The Company's certificate of incorporation provides that stockholders may not take action by written consent but only at a stockholders' meeting, and that special meetings of the stockholders of the Company may only be called by the Chairman of the Board or a majority of the Board.

REGISTRATION RIGHTS


    Beginning six months after the date of this offering, the holders of 6,257,827 shares of Common Stock, the holders of warrants to purchase 1,148,949 shares of Common Stock and the holders of the $5.5 Million Debenture convertible into 513,423 shares of Common Stock (collectively, the "Registrable Securities") will have certain rights with respect to the registration of those shares under the Securities Act, assuming no exercise of the Underwriters' over-allotment option. If the Company proposes to register any of its shares of Common Stock under the Securities Act other than in connection with a Company employee benefit plan or certain corporate acquisitions, mergers or reorganizations, the holders of the Registrable Securities may require the Company to include all or a portion of their shares in such registration, subject to certain rights of the managing underwriter to limit the number of shares in any such offering.



    Further, holders of Registrable Securities holding at least 30% of the outstanding shares of Registrable Securities may require the Company to register all or any portion of their Registrable Securities on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations. The Company may be required to effect up to one such registration per year. In addition holders of a majority of the warrants issued in connection with the Subordinated Notes and the Credit Facility and shares of Common Stock exercisable thereunder may require the Company to register one time all or any portion of the shares issuable upon exercise of such warrants on Form S-3 commencing one year after the offering and, subject to certain limitations, to keep the Registration effective for no less than 180 days.


    All expenses incurred in connection with such registrations (other than underwriters' discounts and commissions) will be borne by the Company. The registration rights expire six years after the closing of this offering. In addition, no holder of Registrable Securities shall be entitled to registration rights if and so long as such holder can sell the Registrable Securities in compliance with Rule 144 of the Securities Act.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Company's Common Stock is Boston EquiServe.

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